SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

200 Bay Street

Royal Bank Plaza, South Tower

Suite 2350

Toronto, Ontario

Canada M5J 2J2

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                                       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    Assigned    File No.                             No  ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	June 30, 2015	By:	/s/ Tess Lofsky
Tess Lofsky Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Arrangement Agreement

2	Backstop Agreement

3	Brookfield Waiver and Third Amendment to Loan Agreement

4	Brookfield Waiver and Fourth Amendment to Loan Agreement

5	Recapitalization Agreement